VENECREDIT SECURITIES, INC.

Member SIPC / FINRA

March 31, 2021

Securities Investor Protection Corporation
Ms. Anne Ramsey
1667 K St. N.W., Suite 1000
Washington, DC 20006-1620

Reference: Annual Audited Report Form X-17A-5 Part III
                    (n) Material Inadequacies

Dear Ms. Ramsey,

The management of Venecredit Securities, Inc. to the best of its knowledge and also based upon the conclusions of the annual audit for fiscal year 2020 of its independent accountant BDO USA, LLP (PCAOB 243), we are not aware of any material inadequacies as set forth in paragraph (K)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



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Alvaro Frias, CEO



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George F. Valle, CCO/FINOP